Exhibit 99.1

ROGERS COMMUNICATIONS INC.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with Section 11.3 of National Instrument 51-102 (Continuous Disclosure Obligations), this report briefly describes the matters voted upon and the outcome of the votes at the Annual General Meeting of Shareholders of Rogers Communications Inc. (the “Company”) held on April 23, 2025.

Class A Voting Shareholders

1. Election of Directors

Resolutions electing the following 14 individuals as directors of the Company until the next annual general meeting of the shareholders of the Company were passed with the following results:

Michael J. Cooper Shares Voted For: Withheld:	108,532,163 32,331
Ivan Fecan Shares Voted For: Withheld:	108,546,677 17,817
Jan L. Innes Shares Voted For: Withheld:	108,558,392 6,102
Dr. Mohamed Lachemi Shares Voted For: Withheld:	108,548,404 16,090
Edward S. Rogers Shares Voted For: Withheld:	108,531,803 32,691
Bradley S. Shaw Shares Voted For: Withheld:	108,546,960 17,534
Tony Staffieri Shares Voted For: Withheld:	108,555,484 9,010

Trevor English Shares Voted For: Withheld:	108,526,451 38,043
Robert J. Gemmell Shares Voted For: Withheld:	108,546,672 17,822
Diane A. Kazarian Shares Voted For: Withheld:	108,559,466 5,028
David A. Robinson Shares Voted For: Withheld:	108,547,451 17,043
Lisa A. Rogers Shares Voted For: Withheld:	108,550,069 14,425
Wayne Sparrow Shares Voted For: Withheld:	108,554,594 9,900
John H. Tory Shares Voted For: Withheld:	108,545,821 18,673

2.	Appointment of Auditors

A resolution appointing KPMG LLP (“KPMG”) as auditors of the Company until the next annual general meeting of the shareholders of the Company was approved, with 108,591,718 shares voted for KPMG’s appointment and 6,570 shares withheld from voting.

For additional information, please see the Company’s management information circular dated March 6, 2025, a copy of which is available on SEDAR+ at www.sedarplus.ca.

Toronto, Ontario, April 23, 2025

ROGERS COMMUNICATIONS INC.

Per:	/s/ Marisa Wyse
Marisa Wyse
Chief Legal Officer and Corporate Secretary